26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

April 29, 2022

Dale Welcome

Martin James

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Canaan Inc.

Response to the Staff’s Comments on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-39127)

Dear Mr. Welcome and Mr. James:

On behalf of our client, Canaan Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 5, 2022 regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2020, File No. 001-39127. Concurrently with the submission of this letter, the Company is submitting its annual report for the fiscal year ending December 31, 2021 (the “2021 Form 20-F”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the 2021 Form 20-F where the language addressing a particular comment appears. Capitalized terms used herein and otherwise not defined shall have the meanings assigned to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 3. Key Information, page 1

1.

We note in your response letters that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and that, as a result, the PCAOB is not able to fully inspect your auditor. Please provide more prominent disclosure that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and that, as a result, the PCAOB is not able to fully inspect your auditor. Further disclose that, under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to fully inspect your auditor for three consecutive years, your securities may

PARTNERS: Pierre-Luc Arsenault[3] | Manas Chandrashekar[5] | Lai Yi Chau | Maurice Conway[5] | Justin M. Dolling[5] | David Patrick Eich[1,4,5] | Yuan Yue Jennifer Feng[5] | Liu Gan[2] | Paul Guan[3] | David G. Harrington[7] | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs[5] | Guang Li3 | Wei Yang Lim[5] | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Amy Y.M. Ngan[7] | Nicholas A. Norris[5] | Paul S. Quinn | Louis A. Rabinowitz[3] | Fergus A. Saurin[5] | Richard C.C. Sharpe | Jesse D. Sheley# | Wenchen Tang[3] | Liyong Xing[3] | Peng Yu3 | Jacqueline B.N. Zheng[3,5] | Yu Zheng[3]

REGISTERED FOREIGN LAWYERS: Gautam Agarwal[5] | Joseph R. Casey[9] | Yuxin Chen[3] | Daniel Dusek[3] | James A. Hill[5] | Ju Huang[3] | Ding Jin[3] | Ming Kong[3] | Cori A. Lable[2] | Nicholas Tianchia Liew[5] | Bo Peng[8] | Tom Roberts[5] | David Zhang[3]

ADMITTED IN: [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Wisconsin (U.S.A.); [5] England and Wales; [6] Victoria (Australia); [7] New South Wales (Australia); [8] State of Georgia (U.S.A.); [9] State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

29 April 2022

be delisted from an exchange and prohibited from trading. Disclose also that the U.S. Senate has passed the Accelerated Holding Foreign Companies Accountable Act which, if enacted, would decrease the number of non-inspection years from three years to two. Provide specific cross-references to your more detailed risk factors. Please revise the last sentence of the second paragraph on your prospectus cover to clarify that if PRC government disallowed your VIE structure completely, your ADSs could “significantly” decline in value or become worthless.

In response to the Staff’s comment, the Company has added requested disclosure on pages 1, 29 and 30 of the 2021 Form 20-F.

2.

We note your proposed revisions in response to prior comment 1 of our letter dated September 21, 2021. Please disclose that these risks could cause the value of your securities to significantly decline or become worthless.

In response to the Staff’s comment, the Company has added requested disclosure on pages 1 and 27 of the 2021 Form 20-F.

3.	Please refer to prior comment 2 of our letter dated September 21, 2021. When describing the business operations of a PRC subsidiary, disclose clearly which subsidiary is conducting such operations.

In response to the Staff’s comment, the Company has revised the disclosure throughout the 2021 Form 20-F. In particular, the Company has added definitions of “PRC operating subsidiaries,” “PRC subsidiaries” and “operating subsidiaries” under the “Conventions that Apply to this Annual Report on Form 20-F” on page iii of the 2021 Form 20-F to specify the operating subsidiaries that are involved in particular operations of the Company. In addition, the Company has included a list of its significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the United States Securities Act of 1933, as amended, and their respective principal activities to help the investors understand the roles played by each of the Company’s operating subsidiaries on page 62 of the 2021 Form 20-F.

4.

Refer to prior comment 3 of our letter dated September 21, 2021. Revise to describe the tax consequences that you will face if you should decide to declare any dividends. Please also disclose whether cash generated from one subsidiary is used to fund another subsidiary’s operations, whether you have ever faced difficulties or limitations on your ability to transfer cash between subsidiaries, and whether you have cash management policies that dictate the amount of such funding.

In response to the Staff’s comment, the Company has added requested disclosure on page 3 of the 2021 Form 20-F.

5.

Refer to prior comment 1 of our letter dated November 5, 2021 letter and your proposed revisions included in your November 22, 2021 response letter. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has added requested disclosure on page 1 of the 2021 Form 20-F.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

29 April 2022

Item 3.D. Risk Factors, page 6

6.

Refer to prior comment 4 of our letter dated September 21, 2021 and your proposed revisions included in your October 22, 2021 response letter. Please revise your third bullet point under “Risks and uncertainties related to doing business in the PRC in general…” to disclose the risk that the Chinese government may intervene or influence your operations at any time.

In response to the Staff’s comment, the Company has added requested disclosure on page 5 of the 2021 Form 20-F.

7.

Refer to prior comment 6 of our letter dated September 21, 2021 letter and your proposed revisions included in your October 22, 2021 response letter. Please revise your second proposed risk factor to state that the Chinese government may intervene or influence your operations at any time. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has added requested disclosure on pages 27 and 28 of the 2021 Form 20-F.

8.

Refer to prior comment 7 of our September 21, 2021 letter and prior comment 1 of our November 5, 2021 letter. Please update your disclosure where applicable to reflect that the CAC has implemented new Measures for Cybersecurity Review which became effective on February 15, 2022.

In response to the Staff’s comment, the Company has added requested disclosure on pages 2 and 22 of the 2021 Form 20-F.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors...., page 32

9.

Refer to prior comment 2 of our letter dated November 5, 2021 and your proposed revisions included in your November 19, 2021 response letter. We note that the PCAOB is not able to fully inspect your auditor. As such, please remove the reference that your auditor “is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.” Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has added requested disclosure on pages 1, 5, 29 and 30 of the 2021 Form 20-F.

***

If you have any questions regarding the Form 20-F, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

29 April 2022

Very truly yours,

/s/ Steve Lin
Steve Lin

Enclosure

c.c.	Nangeng Zhang, Chairman and Chief Executive Officer, Canaan Inc.

James Jin Cheng, Chief Financial Officer, Canaan Inc.

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP